FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2006

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

August 10, 2006

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	46,220,436
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	46,220,436

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				4,132,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Jul 31, 2006	Anne Hite	Nov. 8, 2005	Nov. 7, 2010	9.58	(25,000)

				SUBTOTAL	(25,000)

	Stock Option Outstanding – Post Plan — Closing Balance		4,107,500
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,973,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			173,117
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Granted (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			173,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of July 2006

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	August 10, 2006

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN AND NEWMONT PERU S.A.

NEW ZONE OF SILVER MINERALIZATION IDENTIFIED

LIAM JOINT VENTURE, PERU

July 17, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that ongoing regional exploration within the 367,000 hectare Liam Joint Venture Area has resulted in the identification of widespread silver mineralization in the northeast portion of the Joint Venture Area.  The mineralization is associated with extensive breccia and stockwork type replacement bodies in limestone.  The largest of these bodies, the Numa West Zone, extends for approximately 2,500 metres in a north-south direction and varies in width from 5 metres to 50 metres.

A total of 163 rock chip samples were collected with the highest silver values concentrated in the 2,500 metre long Numa West Zone.  Significant rock chip sample results from the Numa West Zone are tabulated below.

		Assay
Sample No.	Rock Chip Area (metres)	Silver (grams per tonne)	Lead (%)	Zinc (%)
65225	8 x 8	530.0	1.89	5.00
65226	6 x 6	1,865.0	4.57	8.40
65227	6 x 4	103.0	2.03	3.04
65228	6 x 2	45.1	2.28	0.31
65229	5 x 5	1,365.0	8.68	3.59
65230	6 x 6	43.7	0.38	0.91
65232	-	513	10.90	1.44
65233	8 x 2	179	1.15	1.23
65235	1 x 1	1,100	30.0	0.56
65236	1.2	530.0	3.60	2.20
65237	5 x 5	367.0	1.86	2.48
65238	3 x 2	242.0	3.59	2.77
65239	3 x 3	680.0	1.07	1.52
65240	3 x 3	187.0	0.41	6.67
65241	4 x 4	172.0	2.20	4.64
65242	5 x 5	505.0	0.63	1.41
65243	3 x 2	211.0	2.71	1.18
65244	8	1,460.0	0.48	0.67
65245	1.0	757.0	0.79	1.78
65246	1.2	309.0	0.45	1.78
65247	4 x 2	111.0	1.23	1.96
65248	4 x 4	471.0	4.31	3.51
65249	6 x 2	40.5	0.47	0.43
65250	8 x 8	176.0	1.18	6.15
65251	1 x 1	873.0	1.29	2.08
65252	3 x 2	49.0	0.71	1.81
65253	3 x 2	431.0	2.04	2.57
65254	4 x 3	279.0	5.72	0.69
65255	3 x 2	148.0	1.67	0.14
65256	5 x 5	219.0	3.59	3.51
65257	5 x 5	45.0	1.16	10.45
65258	8 x 8	14.9	0.49	1.62
65259	5 x 5	241.0	1.91	6.97

…more

Southwestern, as manager of the Liam Joint Venture, plans to initiate an extensive trenching program immediately and conduct an induced polarization geophysical survey to define drill targets.

John Paterson, President of Southwestern, states “The discovery of the Numa West Zone continues to illustrate the widespread nature of mineralization within the Liam Joint Venture Area.  It is our intent to elevate the Numa West Zone to the drilling stage as quickly as possible.”

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh. The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

John Paterson, M. AusIMM, President of the Company, is the qualified person who has prepared or supervised the preparation of the scientific or technical information about the Liam Joint Venture Project.

About Southwestern

Southwestern is exploring in several countries for precious and base metals. Southwestern has a number of significant projects under way, including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. Southwestern is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and recently entered into a joint venture heads of agreement with Inco Limited for nickel, copper and platinum group metals exploration in China.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties that could cause actual results to vary, including the specific risk factors disclosed under the heading "Risk Factors" and elsewhere in Southwestern's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Southwestern does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

July 17, 2006.

ITEM 3.

PRESS RELEASE

Issued July 17, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce that ongoing regional exploration within the 367,000 hectare Liam Joint Venture Area has resulted in the identification of widespread silver mineralization in the northeast portion of the Joint Venture Area.  The mineralization is associated with extensive breccia and stockwork type replacement bodies in limestone.  The largest of these bodies, the Numa West Zone, extends for approximately 2,500 metres in a north-south direction and varies in width from 5 metres to 50 metres.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 17th day of July 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN AND NEWMONT PERU S.A.

NEW ZONE OF SILVER MINERALIZATION IDENTIFIED

LIAM JOINT VENTURE, PERU

July 17, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that ongoing regional exploration within the 367,000 hectare Liam Joint Venture Area has resulted in the identification of widespread silver mineralization in the northeast portion of the Joint Venture Area.  The mineralization is associated with extensive breccia and stockwork type replacement bodies in limestone.  The largest of these bodies, the Numa West Zone, extends for approximately 2,500 metres in a north-south direction and varies in width from 5 metres to 50 metres.

A total of 163 rock chip samples were collected with the highest silver values concentrated in the 2,500 metre long Numa West Zone.  Significant rock chip sample results from the Numa West Zone are tabulated below.

		Assay
Sample No.	Rock Chip Area (metres)	Silver (grams per tonne)	Lead (%)	Zinc (%)
65225	8 x 8	530.0	1.89	5.00
65226	6 x 6	1,865.0	4.57	8.40
65227	6 x 4	103.0	2.03	3.04
65228	6 x 2	45.1	2.28	0.31
65229	5 x 5	1,365.0	8.68	3.59
65230	6 x 6	43.7	0.38	0.91
65232	-	513	10.90	1.44
65233	8 x 2	179	1.15	1.23
65235	1 x 1	1,100	30.0	0.56
65236	1.2	530.0	3.60	2.20
65237	5 x 5	367.0	1.86	2.48
65238	3 x 2	242.0	3.59	2.77
65239	3 x 3	680.0	1.07	1.52
65240	3 x 3	187.0	0.41	6.67
65241	4 x 4	172.0	2.20	4.64
65242	5 x 5	505.0	0.63	1.41
65243	3 x 2	211.0	2.71	1.18
65244	8	1,460.0	0.48	0.67
65245	1.0	757.0	0.79	1.78
65246	1.2	309.0	0.45	1.78
65247	4 x 2	111.0	1.23	1.96
65248	4 x 4	471.0	4.31	3.51
65249	6 x 2	40.5	0.47	0.43
65250	8 x 8	176.0	1.18	6.15
65251	1 x 1	873.0	1.29	2.08
65252	3 x 2	49.0	0.71	1.81
65253	3 x 2	431.0	2.04	2.57
65254	4 x 3	279.0	5.72	0.69
65255	3 x 2	148.0	1.67	0.14
65256	5 x 5	219.0	3.59	3.51
65257	5 x 5	45.0	1.16	10.45
65258	8 x 8	14.9	0.49	1.62
65259	5 x 5	241.0	1.91	6.97

…more

Southwestern, as manager of the Liam Joint Venture, plans to initiate an extensive trenching program immediately and conduct an induced polarization geophysical survey to define drill targets.

John Paterson, President of Southwestern, states “The discovery of the Numa West Zone continues to illustrate the widespread nature of mineralization within the Liam Joint Venture Area.  It is our intent to elevate the Numa West Zone to the drilling stage as quickly as possible.”

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh. The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

John Paterson, M. AusIMM, President of the Company, is the qualified person who has prepared or supervised the preparation of the scientific or technical information about the Liam Joint Venture Project.

About Southwestern

Southwestern is exploring in several countries for precious and base metals. Southwestern has a number of significant projects under way, including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. Southwestern is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and recently entered into a joint venture heads of agreement with Inco Limited for nickel, copper and platinum group metals exploration in China.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties that could cause actual results to vary, including the specific risk factors disclosed under the heading "Risk Factors" and elsewhere in Southwestern's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Southwestern does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com